June 21, 2011
H. Roger Schwall
John Cannarella
Mark C. Shannon
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	PetroChina Company Limited
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 25, 2010
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 10, 2011
Response Letter Dated October 28, 2010
Response Letter Dated April 28, 2011
File No. 1-15006
Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:
     I refer to your letter to Mr. Jiang Jiemin, dated May 27, 2011, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010 (the “2009 20-F”), and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on May 10, 2011 (the “2010 20-F”).
     Set forth below are the Company’s responses to the comments contained in the letter dated May 27, 2011 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).
Form 20-F for Fiscal Year Ended December 31, 2010
Exploring for, producing and transporting crude oil......, page 14
1.	We note your response to comment one whereby you indicate that you will determine whether to make relevant disclosure about the Dalian Accident when the investigation is completed. It remains unclear to us how you assessed your current disclosure obligations under paragraph 86 of IAS 37 and Item 8.A.7 of Form 20-F with respect to this incident. Please provide us with an analysis that addresses in detail how you assessed your disclosure obligations under each requirement.
We further note your response to comment one which indicates that none of the four referenced accidents that occurred on January 20,2006, June 19, 2009,

December 30, 2009 and January 7, 2010 or the compensation and remediation measures in relation thereto had any material adverse effect on the operating results, business operations or stock price of the Company and therefore did not require disclosure in the Company’s annual report on Form 20-F. Please clarify how you assessed materiality with respect to the effect on your operating results, financial condition, and operating results and quantify the impact with respect to each of these accidents. In doing so, tell us how you considered the costs associated with:
•	compensation of the injured parties or their next of kin;

•	remediation of all environmental damage;

•	lost revenue or increased costs due to business interruption;

•	remediation of your equipment and infrastructure; and

•	fines or judgments.
In addition, please clarify if you were insured for any of these accidents and whether you assessed materiality before or after consideration of any such insurance proceeds.
The Company respectfully advises the Staff that the Company has considered the disclosure requirements under paragraph 86 of IAS 37 and Item 8.A.7 of Form 20-F and conducted an assessment of the possible losses and obligations that may arise from the Dalian Accident immediately after the occurrence of such accident. Such assessment is the best estimate of the Company made on the basis of the judgment of the liabilities of that accident and the experience in the compensation for historical comparable accidents. In addition, the Company has kept updating such assessment to the date of 2010 20-F. Based on the assessment as of the date of 2010 20-F, the Company considered that the possible losses and obligations that may arise from the Dalian Accident would not be substantial compared with the Company’s key financial indicators such as the total assets, operating revenue and operating profit of the Company as of December 31, 2010 and therefore would not have a material adverse effect on the financial results or financial conditions of the Company. The Company therefore believes that whether to make disclosure of the current obligations arising from the Dalian Accident would not have any impact on the use by the investors of the financial statements of the Company and has determined that in accordance with the principle of materiality the Dalian Accident is not required to be disclosed under paragraph 86 of IAS 37 and Item 8.A.7 of Form 20-F. The Company confirms that when the investigation to the Dalian Accident is concluded, the Company will determine whether to make relevant disclosure about the Dalian Accident under the applicable disclosure rules based on the extent of the impact of the investigation results on the operating results and business operations of the Company.
The Company has assessed the following four accidents by applying procedures substantially similar to those adopted for the Dalian Accident:

The accident that occurred on January 20, 2006 caused the Company to incur losses of RMB9.95 million, mainly consisting of the costs associated with the compensation for personal injury or death, the lost revenue due to business interruption, the remediation of equipment and infrastructure and the payment of fines resulting from the accident. The Company has not been ordered to remedy the environmental damage caused by the accident.
The responsible party for the accident that occurred on June 19, 2009 is a contractor of the Company. The contractor had made the compensation pursuant to the requirements of applicable PRC laws. The Company did not make any compensation to the victims. That accident did not result in the Company’s suffering of any business interruption, damage to equipment or infrastructure, environmental damage or any fines or judgments.
The accident that occurred on December 30, 2009 did not cause any personal injury or death. The Company had taken remediation measures with respect to the environmental damage at a cost of RMB11.56 million in accordance with the applicable PRC laws and regulations. In connection with that accident, the Company did not suffer any lost revenue or increased costs due to business interruption, nor did the Company conduct any remediation of equipment or infrastructure or was imposed on any fines or judgments.
The accident that occurred on January 7, 2010 caused the Company to incur losses of RMB27.93 million, mainly consisting of the costs associated with the compensation for personal injury or death, the lost revenue or increased costs due to business interruption, the remediation of equipment and infrastructure and the payment of fines in connection with the accident. The Company has not been ordered to remedy the environmental damage caused by the accident.
The Company confirms that compensation has been made in connection with the foregoing four accidents in accordance with applicable PRC laws and regulations.
The accident of January 7, 2010 occurred in the course of operation and the Company was insured and has received certain insurance proceeds in connection with that accident, while the other accidents occurred at the construction stages and the Company was not insured.
Based on the above analysis, the Company considered the foregoing four accidents did not have any material adverse effect on the operating results or business operations of the Company and therefore did not make disclosure in the Company’s annual report on Form 20-F. In addition, the Company determines whether to make disclosure of any accident based on the assessment of the materiality of the economic losses or impact of such accident before consideration of any insurance proceeds.
Proved reserve estimate table, page 22

2.	You indicate that your proved undeveloped reserves increased in fiscal 2010 by 1,811.8 million BOE through extensions and discoveries as well as improved discoveries. Please clarify how you improved discoveries.
The Company respectfully advises the Staff that “improved discoveries” mainly refers to revisions of previous estimates or in other words, change to previous estimates resulting from the updating of estimates in response to certain changes such as the changes in price and cost of oil and gas. The increase in the proved undeveloped reserves of the Company in 2010 mainly resulted from extensions and discoveries.
3.	We note your disclosure that a portion of your natural gas proved undeveloped reserves are anticipated to take more than five years to be fully developed due to characteristics of the development projects and contractual or pipeline capacity restrictions. Please refer to Question 131.03 of the Compliance and Disclosure Interpretations (“C&DIs”) of the Oil and Gas Rules in Regulation S-X and Regulation S-K which can be accessed via http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm and clarify how you considered whether or not the circumstances of these natural gas projects justify recognizing reserves even though development may extend past five years.
The Company respectfully advises the Staff that a portion of its undeveloped natural gas reserves maintained by it in 2010 was recognized as proved undeveloped reserves even though development may extend to five years later. The main reason is due to the fact that most of its such proved undeveloped natural gas reserves are large-sized low permeability lithologic gas reservoirs, which by their nature take a longer time to develop. As indicated by the historical records of the Company, such type of gas reservoirs takes a longer time to develop. Areas of undeveloped reserves mainly lie in the areas adjacent to the blocks currently under development or production, in which the Company generally has a material level of ongoing significant development activities, and are long-term projects. Sulige Gas Field, the largest one among such type of long-term projects of the Company, was discovered in 2001. As of the end of 2010, the proved reserve of that gas field has exceeded 9,315.70 billion cubic feet. The gas field was put into mass development in 2006 and in that year the Company had obtained an industrial production of 9.49 billion cubic feet of natural gas. During the past four consecutive years, more than 200 development wells were drilled on Sulige Gas Field each year. In 2010, the Company obtained an industrial production of 369.92 billion cubic feet of natural gas at Sulige Gas Field and at the end of 2010 the Company maintained proved undeveloped reserves of 4,706.83 billion cubic feet of natural gas on Sulige Gas Field. Based on the Company’s five-year development plan, a portion of the proved undeveloped reserves on Sulige Gas Field is anticipated to be developed five years later. The Company has not substantially changed the development plans for such type of projects.
Note 38 Segment Information, page F-39

4.	We note your response to prior comment four. The response includes an excerpt from the summary reports for 2008 and 2009 presented by the CFO to the Board of Directors rather than the entire CODM package. As such, we reissue the request to provide us with a full copy of the report reviewed by your CODM for the quarter ended December 31, 2009 in connection with assessing performance and making resource allocation decisions (CODM reports). The report should include the financial results, forecasts or plans, of each segment. In addition, please provide us with a copy of the reports used at December 31, 2010.
The Company respectfully submits to the SEC copies of the Company’s CODM reports for the year ended December 31, 2009 and December 31, 2010, respectively. The documents provided by the Company to the SEC on April 28, 2011 were prepared based on such CODM reports. Such reports are the major basis for the CODM of the Company, i.e., the Board of Directors, to conduct periodic assessment of the Company’s operating results of each operating segment. Based on the review of such reports, the Board of Directors will determine the allocation of resources to and evaluate the performance of each operating segment. The Company hereby reconfirms that the basis for the definition of the operating segments as set forth on the financial statements is consistent to the basis applied by CODM in the performance assessment of and the determination of the resource allocation to each operating segment. In addition, the Company has submitted a separate request for confidential treatment of the CODM reports.
Supplementary Information on Oil and Gas Exploration and Production Activities, page F-44
Proved reserve estimate table, page F-45
5.	We note your response to prior comment five indicates that royalty fees do not represent any third party’s interest in reserves but are taxes imposed by the government. We also note your disclosure on page 45 describing the various taxes, fees, and royalties to which you are subject. So that we can better understand your response and related disclosures, please tell us the following with respect to each tax, fee, or royalty you describe on page 45:
•	Explain whether the obligation to pay is defined in the concession agreement or is required by a law or tax code;

•	Tell us to whom each tax, fee, or royalty is paid (e.g. to a government energy ministry, to a taxing authority, etc.);

•	Explain whether the payee of each tax, fee, or royalty has rights to receive the payment in-kind (i.e. in quantities of oil or other petroleum products); and

•	Describe how each tax, fee, or royalty is presented in your reserve report.

As part of your response, please clarify whether any of your reserves relate to Sino-foreign oil and gas exploration and development cooperative projects.
The Company hereby respectfully advises the Staff that the obligations for the payment of taxes, fees and royalty described on Page 45 of the 2010 20-F are required by applicable PRC laws instead of any concession agreement.
The enterprise income tax, value-added tax, business tax, consumption tax, resource tax, and royalty fee are paid to PRC tax authorities; the compensatory fee for mineral resources, exploration license fee, and production license fee are paid to PRC land and resources authorities; and the crude oil special gain levy is paid to competent PRC financial authorities.
None of the above payees of the taxes, fees, or royalties has rights to receive the payment in-kind under PRC laws. Each tax, fee or royalty as listed above is paid in cash in the PRC, and the net reserves are not reduced.
Each of the above taxes, fees and royalties is presented in the item “Taxes other than income taxes” under the paragraph “Results of Operations for Oil and Gas Producing Activities” in the Section “Supplementary Information on Oil and Gas Producing Activities” (reserve report).
The Company has a small portion of Sino-foreign oil and gas exploration and development cooperative projects. The Company hereby confirms that the proved reserves disclosed on any of its annual reports do not include any reserves that are attributable to the foreign party in the Sino-foreign oil and gas exploration and development cooperative projects.
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     At your request, we hereby acknowledge that: (1) PetroChina is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) PetroChina may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me if you have additional questions or require additional information. In addition, you may also contact Mr. Mao Zefeng (maozf@petrochina.com.cn; phone number: 59986262; fax number: 62099556) if you have any question about the Company’s 20-F in the future.

Very truly yours,
/s/ Li Hualin
Name:	Li Hualin
Title:	Company Secretary